Oaktree Capital Group, LLC 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p 213 830-6300 www.oaktreecapital.com

February 26, 2016

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Notice of IRANNOTICE Disclosure Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Oaktree Capital Group, LLC has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 26, 2016.

Respectfully submitted

Oaktree Capital Group, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director & Associate General Counsel